Filed by MGI PHARMA, INC.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Guilford Pharmaceuticals, Inc.

Commission File No.: 000-23736

MGI PHARMA is an oncology and acute care focused biopharmaceutical company that acquires, develops and commercializes proprietary products that address the unmet needs of patients. The Company’s goal is to become a leader in oncology and acute care by focusing on three core competencies: product acquisition, clinical development, and commercialization. As a result of its business development strategy, MGI PHARMA acquires intellectual property and/or product rights from others after basic research and discovery have been completed. MGI PHARMA recently signed a definitive merger agreement to acquire Guilford Pharmaceuticals, Inc. (NASDAQ: GLFD). This transaction is expected to close during the fourth quarter of 2005.*

Currently, MGI PHARMA markets 4 products: Aloxi injection for the prevention of chemotherapy-induced nausea and vomiting (CINV), Kadian capsules for the management of oncology-related pain, Hexalen capsules for refractory ovarian cancer, and Salagen Tablets for dry mouth symptoms associated with head and neck cancer radiation and Sjogren’s syndrome.

MGI PHARMA has 5 ongoing pivotal development programs for Aloxi injection in post operative nausea and vomiting (PONV), an Aloxi oral formulation for CINV, Dacogen injection for AML, Saforis oral suspension for oral mucositis, and ZYC101a for cervical dysplasia. In addition, upon closing of the Guilford transaction, MGI PHARMA would add Aquavan injection to its portfolio of late stage clinical candidates.*

To maximize the potential of the Aloxi franchise, MGI PHARMA and partner Helsinn Healthcare are evaluating Aloxi injection in a pivotal program for the prevention of PONV. Aquavan injection is a product candidate in pivotal trials for procedural sedation that may offer benefits compared to currently approved sedative/hypnotic agents. These two product candidates, in conjunction with ZYC101a, which is currently being evaluated in a pivotal program for the treatment of cervical dysplasia, form the foundation of MGI PHARMA’s acute care portfolio.

MGI PHARMA is focused on two additional late stage development programs in oncology and oncology supportive care. Dacogen injection is currently the subject of a New Drug Application (NDA) for patients with myelodysplastic syndromes (MDS), with a Prescription Drug User Fee Act (PDUFA) goal date of September 1, 2005. A Marketing Authorization Application (MAA) is currently under review by the European Medicines Agency (EMEA). In addition to MDS, MGI PHARMA is evaluating Dacogen injection in patients with acute myeloid leukemia (AML) and chronic myeloid leukemia (CML), and a phase 3 AML program is planned to begin in 2005. Saforis oral suspension is a product candidate for the treatment of oral mucositis. Preparations for the Saforis NDA are now underway, with a target submission of the application to the FDA planned for the end of the third quarter.

Based on its current portfolio of marketed products and late stage development pipeline, MGI PHARMA may achieve sales exceeding $1B in sales within the next 5 years.

As of June 30, 2005, MGI PHARMA had approximately $219 million in cash and marketable investments.

*	For more information, please visit http://www.mgipharma.com/guilford_info.htm.

Forward Looking Statements

This material contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “ expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are not guarantees of MGI PHARMA’s or Guilford’s future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause either Company’s results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the ability of MGI PHARMA and Guilford’s product candidates to be proven safe and effective in humans, to receive marketing authorization from regulatory authorities, and to ultimately compete successfully with other therapies; continued sales of MGI PHARMA and Guilford’s marketed products; development or acquisition of additional products; reliance on contract manufacturing; changes in strategic alliances; continued access to capital; ability of Guilford and MGI PHARMA to complete the transaction on the proposed terms; the risk that the perceived advantages of the transaction, if consummated, may not be achieved; and other risks and uncertainties detailed from time to time in the Companies’ filings with the Securities and Exchange Commission including their most recently filed Form 10-Q or 10-K. MGI PHARMA and Guilford undertake no duty to update any of these forward-looking statements to conform them to actual results.

Additional Information And Where To Find It

MGI PHARMA intends to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Guilford by MGI PHARMA pursuant to the terms of the Agreement and Plan of Merger by and between MGI PHARMA and Guilford. The proxy statement/prospectus will be mailed to the stockholders of Guilford. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about the merger, MGI PHARMA and Guilford. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. These documents can also be obtained for free from MGI PHARMA by directing a request to MGI PHARMA Investor Relations at 952-346-4700 and for free from Guilford by directing a request to Guilford Investor Relations at 410-631-5022.

Participants in the Merger

MGI PHARMA, Guilford and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the proposed transaction. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that will be filed with the SEC. You can obtain free copies of these documents from MGI PHARMA and Guilford using the contact information above.